April 5, 2024
Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: EA Series Trust (the “Trust”) Post-Effective Amendment No. 323 to the Registration Statement on Form N-1A (the “Amendment”) File Nos.: 333-195493 and 811-22961
Dear Ms. Rossotto:
This correspondence responds to oral comments received by the undersigned from the staff of the U.S. Securities and Exchange Commission (the “Staff” of the “Commission”) on March 13, 2024, with respect to the Amendment relating to the StockSnips AI-Powered Sentiment US All Cap ETF (the “Fund”), a proposed new series of the Trust. For your convenience, your comments have been summarized with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.
1.Comment: Please supplementally provide the completed fee table.
Response: Please see Appendix A to this letter for the updated fee table.
2.Comment: Please confirm that the fee waiver will be in effect for one year from the date of the prospectus.
Response: The Adviser hereby confirms that the fee waiver will be in effect for at least one year from the date of the Fund’s prospectus.
3.Comment: In the first paragraph of the Fund’s investment strategy, please define the term “Investor Sentiment.”
Response: The disclosure has been updated accordingly.
4.Comment: In correspondence, please explain how the signals were developed and validated and by whom.
Response: Over the last eight years, StockSnips researchers have a corpus of over 30 million articles and the relevant snippets in these articles that are attributed to the specific US equities mentioned in the article using natural language processing techniques. Subsequently, these snippets are classified as positive, negative or uncertain using machine learning algorithms. Validation was done by internal studies that correlated sentiment with price changes and also cross-sectional regression by academic researchers and equity research firms.
5.Comment: In correspondence, please describe how you ensure that the signal remains valid over time.
Response: The Sub-Adviser notes that the Sentiment Signal life could vary based on size and type of equity as studies have found that small-/mid-cap equities respond differently than large-cap equities. We evaluate signal quality periodically to identify statistically significant deviations. The Sub-Adviser uses a regression model, with the addition of StockSnips Sentiment Signals, in order to estimate any excess returns attributable to the Sentiment Factor. The Sub-Adviser also conducts back tests on select US large-, mid-, and small-cap equities based on sentiment to measure the returns against suitable benchmarks. The Sub-Adviser will continue to add additional content sources to capture additional pertinent information that impact equities.
KAREN A. ASPINALL ● PARTNER
11300 Tomahawk Creek Pkwy, Suite 310 ● Leawood, KS 66211 ● p: 949.629.3928
Practus, LLP ● Karen.Aspinall@Practus.com ● Practus.com

6.Comment: In the first sentence of the investment strategy, it states that the Fund uses advanced artificial intelligence. In disclosure, please explain what advanced artificial intelligence is being used.
Response: The Registrant has deleted the reference to “advanced” artificial intelligence. The disclosure has also been updated to include a definition of artificial intelligence.
7.Comment: Is the proprietary artificial intelligence using licensed data sources and analytics? Please disclose the data sources that feed into the News Media Sentiment signal and the Sentiment Momentum signal.
Response: The artificial intelligence uses both licensed and publicly available data sources. The Registrant has updated the disclosure to include more information on the data sources that feed into the sentiment signals.
8.Comment: What artificial intelligence service providers is the Sub-Adviser using in its AI-powered process, if any?
Response: The Sub-Adviser does not use any artificial intelligence service providers. It uses artificial intelligence models for natural language processing and Google for machine learning models.
9.Comment: In the second paragraph of the investment strategy, please explain in plain English, the meaning of the Sub-Advisers exclusion categories.
Response: The Registrant has updated the disclosure pertaining to the exclusion categories.
10.Comment: In the second paragraph, please elaborate on the industries that are excluded or, alternatively, disclose what industries are included.
Response: The Registrant has updated the disclosure pertaining to the included industries.
11.Comment: In the second to last paragraph, with regard to the News Media Sentiment signal and the Sentiment Momentum signal, please explain what each signal is, why it is relevant and how it is used to make investment decisions.
Response: The Registrant has updated the disclosure to include more information as requested.
12.Comment: If there is a risk that good news will be priced in before a month-end, when the portfolio is rebalanced, please include such a risk.
Response: The Registrant has added the following risk disclosure:
Monthly Rebalance Risk. Because the Sub-Adviser rebalances and reconstitutes the Fund on a monthly basis based on news data that is analyzed in connection with such rebalance (a “Rebalance”), (i) the Fund’s exposures may be affected by the news environment at or around the time of a Rebalance, and (ii) changes to the Fund’s exposures may lag investor sentiment and investor sentiment momentum direction (up or down) by as long as a month if such changes first take effect at or around the time of a Rebalance. Such lags between the implementation of the Sub-Adviser's signals may result in significant underperformance relative to the broader US market.
13.Comment: Please explain the term “machine learning” in plain English.
Response: The investment strategy disclosure has been revised as requested.
14.Comment: In the last paragraph of the investment strategy, please disclose what is meant by “reliable sources” and describe how a source is deemed to be reliable.
Response: The investment strategy disclosure has been revised as requested.

15.Comment: The Sentiment Momentum signal is determined by analyzing online news sources and SEC filings. Is there the potential for biases based on what is covered by these information sources? Further is it possible that certain companies are over or underrepresented in news coverage that would cause sentiment to diverge from market reality? If so, please reflect this in the risk disclosure.
Response: The AI Model Risk section has been updated accordingly.
16.Comment: In the risk section, please consider if any disclosure in this section would be helpful to put in the investment strategy section.
Response: The Sub-Adviser believes that the risk disclosure is appropriately placed within the Principal Risks Section.
17.Comment: In machine learning risk, please disclose what types of data are provided by third parties and if such information is public.
Response: The Machine Learning Risk section has been updated accordingly.
18.Comment: Please consider whether foreign investment risk is applicable.
Response: The Sub-Adviser will only invest in US equities and ADRs. Accordingly, foreign investment risk is not applicable.
19.Comment: To the extent not covered, consider the risk of relying on sentiment determined weekly versus market macro factors.
Response: The risk disclosure has been revised accordingly.
20.Comment: Please include the portfolio manager titles and inception date of managing the Fund.
Response: Each listed portfolio manager has the title of portfolio manager with the Fund, which is referenced in the Portfolio Managers section. The language has been modified to make this more clear and the inception date has been added to this section.
21.Comment: Please disclose any notice that would be required by a change in investment objective by the Board.
Response: The disclosure has been updated accordingly.
22.Comment: Will the Sub-Adviser invest in unsponsored ADRs? If so, please add related risk disclosure.
Response: The Sub-Adviser will not invest in unsponsored ADRs.
23.Comment: Please include relevant experience of the Adviser and the Sub-Adviser.
Response: The Registrant believes that the disclosure provided summarizes the experience of both the Adviser and the Sub-Adviser. Therefore, no changes to the disclosure are proposed.
24.Comment: The staff notes that the Sub-Adviser licenses its algorithmic technology to other people. Please describe this further and the implications to the Fund arising from this licensing.
Response: The Registrant notes that this information is provided in the Fund’s Statement of Additional Information, under the section entitled Conflicts of Interest.
25.Comment: In correspondence, please address the impact of any conflicts, potential frontrunning and how the Sub-Adviser eliminates any such conflicts.
Response: The Sub-Adviser seeks to mitigate potential conflicts of interest by providing all trade signals and trade recommendations to its clients, including the Fund, at the same time. Moreover, the Sub-Adviser’s Code of Ethics provides that supervised persons may not trade in the securities of the Fund within 5 business days (before or after) of any Fund rebalance.

26.Comment: Please confirm in correspondence that the Fund will not pay any 12b-1 fees for the first year.
Response: The Adviser hereby confirms that the Fund will not pay a 12b-1 fee for at least the first year of the Fund’s operations.

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If you have any questions regarding the above responses, please do not hesitate to contact me at (949) 629-3928 or Karen.Aspinall@practus.com.
Sincerely,
/s/ Karen Aspinall
Karen Aspinall
Trust Counsel

Appendix A

ANNUAL FUND OPERATING EXPENSES (EXPENSES THAT YOU PAY EACH YEAR AS A PERCENTAGE OF THE VALUE OF YOUR INVESTMENT)
Management Fee[1]	0.75%
Distribution and/or Service (12b-1) Fees	None
Other Expenses[2]	0.00%
Total Annual Fund Operating Expenses	0.75%
Fee Waiver[3]	(0.10%)
Total Annual Fund Operating Expenses After Fee Waiver	0.65%
1 The Fund’s investment advisory agreement provides that the Fund’s investment adviser will pay substantially all expenses of the Fund, except for the fee payment under the Fund’s Investment Advisory Agreement, payments under the Fund’s Rule 12b-1 Distribution and Service Plan, brokerage expenses, acquired fund fees and expenses, taxes, interest (including borrowing costs), litigation expense and other non-routine or extraordinary expenses. Additionally, the Fund shall be responsible for its non-operating expenses and fees and expenses associated with the Fund’s securities lending program, if applicable.
2 Other Expenses are estimated for the current fiscal year.
3 The Fund’s investment adviser has contractually agreed to waive receipt of its management fees and/or assume expenses of the Fund so that the total annual operating expenses of the Fund (excluding payments under the Fund’s Rule 12b-1 distribution and service plan (if any), acquired fund fees and expenses, brokerage expenses, taxes (including tax-related services), interest (including borrowing costs), litigation expense (including class action-related services) and other non-routine or extraordinary expenses) do not exceed 0.65% of the Fund’s average daily net assets. This agreement will remain in place until April 30, 2025 unless terminated sooner by the Fund’s Board of Trustees.

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